UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

Corpbanca, a Chilean company, announced on December 12 it had initiated a competitive bidding process for a potential consolidation of its business in Chile and abroad. In relation to the news published today and further to a request by the Spanish Securities and Exchange Commission, BBVA communicates that it is participating in said process in order to analyse the strategic viability of a possible combination of the banking businesses of both groups in Chile and Colombia.

At this point it is not possible to determine if its participation in the process will result in the execution of definitive agreements nor the terms of such potential agreements. BBVA has no information about the status of negotiations that may be taking place with other interested parties.

In the event that the negotiations lead to definitive agreements, BBVA would publish a relevant event.

Madrid, December 19, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 19, 2013	By:	/s/ Francisco Javier Rodríguez Soler
	Name:	Francisco Javier Rodríguez Soler
	Title:	Management Director—M&A